UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of June 30, 2025, with the independent registered public accounting firm review report

INDEX

Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of June 30, 2025 and December 31, 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2025	12.31.2024

Cash and cash equivalents	3	6,996	3,271
Marketable securities	3	2,505	4,263
Trade and other receivables	9	3,385	3,566
Inventories	10	8,233	6,710
Recoverable income taxes	12	635	411
Other recoverable taxes	12	1,207	1,555
Others	16	1,414	1,550
		24,375	21,326
Assets classified as held for sale	22	521	510
Current assets		24,896	21,836

Trade and other receivables	9	859	1,256
Marketable securities	3	51	582
Judicial deposits	14	14,299	11,748
Deferred income taxes	12	1,005	922
Other recoverable taxes	12	4,382	3,601
Others	16	2,967	2,501
Long-term receivables		23,563	20,610
Investments	21	778	659
Property, plant and equipment - PP&E	17	163,627	136,285
Intangible assets	18	2,432	2,255
Non-current assets		190,400	159,809

Total assets		215,296	181,645

Liabilities	Note	06.30.2025	12.31.2024

Trade payables	11	6,299	6,082
Finance debt	23	2,475	2,566
Lease liability	24	9,270	8,542
Income taxes payable	12	656	1,400
Other taxes payable	12	3,553	3,284
Dividends payable	25	2,028	2,657
Provision for decommissioning costs	15	2,514	1,696
Employee benefits	13	2,739	2,315
Others	16	2,577	2,205
		32,111	30,747
Liabilities related to assets classified as held for sale	22	722	713
Current liabilities		32,833	31,460

Finance debt	23	23,316	20,596
Lease liability	24	33,003	28,607
Income taxes payable	12	591	530
Deferred income taxes	12	7,602	1,470
Employee benefits	13	12,449	10,672
Provisions for legal proceedings	14	2,890	2,833
Provision for decommissioning costs	15	27,222	24,507
Others	16	1,762	1,620
Non-current liabilities		108,835	90,835
Current and non-current liabilities		141,668	122,295

Share capital (net of share issuance costs)	25	107,101	107,101
Capital reserve and capital transactions		1,145	29
Profit reserves	25	58,853	61,446
Retained earnings		8,694	−
Accumulated other comprehensive deficit		(102,635)	(109,470)
Attributable to the shareholders of Petrobras		73,158	59,106
Non-controlling interests		470	244
Equity		73,628	59,350

Total liabilities and equity		215,296	181,645
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three and six-month periods ended June 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Sales revenues	4	42,110	47,235	21,037	23,467
Cost of sales	5	(21,710)	(23,251)	(11,025)	(11,740)
Gross profit		20,400	23,984	10,012	11,727

Income (expenses)
Selling expenses	5	(2,376)	(2,601)	(1,286)	(1,268)
General and administrative expenses	5	(908)	(996)	(464)	(549)
Exploration costs	20	(498)	(309)	(185)	(174)
Research and development expenses		(395)	(376)	(193)	(193)
Other taxes		(250)	(1,088)	(127)	(948)
Impairment (losses) reversals, net	19	(240)	46	(190)	37
Other income and expenses, net	6	(3,108)	(2,971)	(2,218)	(1,927)
		(7,775)	(8,295)	(4,663)	(5,022)

Income before net finance income (expense), results of equity-accounted investments and income taxes		12,625	15,689	5,349	6,705

Finance income		642	1,029	345	477
Finance expenses		(2,048)	(4,004)	(1,065)	(2,932)
Foreign exchange gains (losses) and inflation indexation charges		4,169	(5,833)	1,735	(4,414)
Net finance income (expense)	7	2,763	(8,808)	1,015	(6,869)

Results of equity-accounted investments	21	129	(281)	47	(188)

Net income (loss) before income taxes		15,517	6,600	6,411	(352)

Income taxes	12	(4,765)	(2,120)	(1,654)	27

Net income (loss) for the period		10,752	4,480	4,757	(325)
Net income (loss) attributable to shareholders of Petrobras		10,708	4,438	4,734	(344)
Net income attributable to non-controlling interests		44	42	23	19
Basic and diluted earnings (losses) per common and preferred share - in U.S. dollars	25	0.83	0.34	0.37	(0.03)

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three and six-month periods ended June 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Net income for the period		10,752	4,480	4,757	(325)

Items that will not be reclassified to the statement of income:

Actuarial gains on post-employment defined benefit plans	13
Recognized in equity		1	1,265	−	1,265
		1	1,265	−	1,265

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports	26
Recognized in equity		8,304	(8,649)	3,451	(6,627)
Reclassified to the statement of income		1,220	1,297	498	600
Deferred income tax		(3,238)	2,499	(1,343)	2,048
		6,286	(4,853)	2,606	(3,979)

Translation adjustments (1)
Recognized in equity		362	(1,982)	281	(1,310)

Share of other comprehensive income (loss) in equity-accounted investments	21
Recognized in equity		232	(159)	118	(150)
Other comprehensive income (loss)		6,881	(5,729)	3,005	(4,174)

Total comprehensive income		17,633	(1,249)	7,762	(4,499)
Comprehensive income attributable to shareholders of Petrobras		17,543	(1,232)	7,715	(4,471)
Comprehensive income attributable to non-controlling interests		90	(17)	46	(28)
(1) It includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Six-month periods ended June 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2025	Jan-Jun/2024
Cash flows from operating activities
Net income for the period		10,752	4,480
Adjustments for:
Pension and medical benefits	13	847	2,135
Results of equity-accounted investments	21	(129)	281
Depreciation, depletion and amortization	28	6,944	6,500
Impairment of assets (reversals), net	19	240	(46)
Inventory write down (write-back) to net realizable value	10	7	(44)
Allowance for credit loss on trade and other receivables, net		37	48
Exploratory expenditure write-offs	20	209	105
Gain on disposal/write-offs of assets	6	(71)	(286)
Foreign exchange, indexation and finance charges		(3,207)	8,975
Income taxes	12	4,765	2,120
Revision and unwinding of discount on the provision for decommissioning costs		649	539
Results from co-participation agreements in bid areas	6	(50)	(103)
Early termination and cash outflows revision of lease agreements	6	(301)	(146)
Losses with legal, administrative and arbitration proceedings, net	6	326	521
Equalization of expenses - Production Individualization Agreements	17	676	24
Decrease (Increase) in assets
Trade and other receivables		122	1,459
Inventories		(853)	(355)
Judicial deposits		(436)	574
Other assets		185	(71)
Increase (Decrease) in liabilities
Trade payables		(82)	218
Other taxes payable		(401)	(1,862)
Pension and medical benefits		(522)	(482)
Provisions for legal proceedings		(557)	(200)
Other employee benefits		116	(370)
Provision for decommissioning costs		(425)	(463)
Other liabilities		(31)	(357)
Income taxes paid		(2,781)	(4,721)
Net cash provided by operating activities		16,029	18,473
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(8,046)	(5,772)
Acquisition of equity interests		(2)	(6)
Proceeds from disposal of assets - Divestment		479	766
Financial compensation from co-participation agreements		355	397
Divestment (Investment) in marketable securities		2,861	(805)
Dividends received		25	64
Net cash used in investing activities		(4,328)	(5,356)
Cash flows from financing activities
Changes in non-controlling interest		157	125
Proceeds from finance debt	23	3,072	567
Repayment of principal - finance debt	23	(1,547)	(2,318)
Repayment of interest - finance debt	23	(856)	(995)
Repayment of lease liability	24	(4,368)	(3,883)
Dividends paid to Shareholders of Petrobras	25	(4,588)	(10,578)
Share repurchase program		−	(380)
Dividends paid to non-controlling interests		(31)	(77)
Net cash used in financing activities		(8,161)	(17,539)
Effect of exchange rate changes on cash and cash equivalents		185	(421)
Net change in cash and cash equivalents		3,725	(4,843)
Cash and cash equivalents at the beginning of the period		3,271	12,727

Cash and cash equivalents at the end of the period		6,996	7,884
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Six-month periods ended June 30, 2025 and 2024 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital reserve, Capital Transactions and Treasury shares	Cumulative translation adjustments	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Profit Reserves	Retained earnings (losses)	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at December 31, 2023	107,380	(279)	410	(73,004)	(12,020)	(15,879)	(666)	72,641	−	78,583	392	78,975
		107,101	410				(101,569)	72,641	−	78,583	392	78,975
Treasury shares	−	−	(381)	−	−	−	−	−	−	(381)	−	(381)
Capital transactions	−	−	−	−	−	−	−	−	−	−	126	126
Net income	−	−	−	−	−	−	−	−	4,438	4,438	42	4,480
Other comprehensive income (loss)	−	−	−	(1,923)	(4,853)	1,265	(159)	−	−	(5,670)	(59)	(5,729)
Expired unclaimed dividends	−	−	−	−	−	−	−	−	8	8	−	8
Appropriations:
Dividends	−	−	−	−	−	−	−	(7,178)	(2,615)	(9,793)	(38)	(9,831)
Balance at June 30, 2024	107,380	(279)	29	(74,927)	(16,873)	(14,614)	(825)	65,463	1,831	67,185	463	67,648
		107,101	29				(107,239)	65,463	1,831	67,185	463	67,648

Balance at December 31, 2024	107,380	(279)	29	(75,208)	(20,360)	(12,975)	(927)	61,446	−	59,106	244	59,350
		107,101	29				(109,470)	61,446	−	59,106	244	59,350
Cancellation of treasury shares	−	−	1,116	−	−	−	−	(1,116)	−	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	156	156
Net income	−	−	−	−	−	−	−	−	10,708	10,708	44	10,752
Other comprehensive income (loss)	−	−	−	316	6,286	1	232	−	−	6,835	46	6,881
Expired unclaimed dividends	−	−	−	−	−	−	−	−	49	49	−	49
Appropriations:
Dividends	−	−	−	−	−	−	−	(1,477)	(2,063)	(3,540)	(20)	(3,560)
Balance at June 30, 2025	107,380	(279)	1,145	(74,892)	(14,074)	(12,974)	(695)	58,853	8,694	73,158	470	73,628
		107,101	1,145				(102,635)	58,853	8,694	73,158	470	73,628

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2024, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on August 7, 2025.

1.2.	New standards and interpretations

On January 1, 2025, the rule Lack of exchangeability – Amendments to IAS 21, issued by the IASB, came into force and was adopted by the Company, as disclosed in note 6 of the financial statements of December 31, 2024, which had no material effect on these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2024.

3.	Cash and cash equivalents and marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash equivalents.

	06.30.2025	12.31.2024
Cash at bank and in hand	255	136
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	2,191	1,453
Bank Deposit Certificates and other investment funds	162	186
	2,353	1,639
- Abroad
Time deposits	2,708	728
Sweep accounts and interest-bearing accounts	1,660	726
Other financial investments	20	42
	4,388	1,496
Total short-term financial investments	6,741	3,135
Total cash and cash equivalents	6,996	3,271

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds, repurchase agreements, as well as floating rate Bank Deposit Certificates with daily liquidity, all of them with maturities of up to three months from the date of their acquisition. Short-term financial investments abroad mainly comprise time deposits that mature in three months or less from the date of their acquisition, as well as investments with daily liquidity.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
3.2.	Marketable securities
	06.30.2025	12.31.2024
Fair value through profit or loss	205	531
Amortized cost - Bank Deposit Certificates and time deposits	2,300	4,269
Amortized cost - Others	51	45
Total	2,556	4,845
Current	2,505	4,263
Non-current	51	582

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

Securities classified as amortized cost refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date

4.	Sales revenues
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Diesel	12,753	14,055	6,183	6,979
Gasoline	6,037	6,278	3,073	3,073
Liquefied petroleum gas	1,617	1,551	884	793
Jet fuel	2,132	2,331	1,009	1,147
Naphtha	835	910	425	483
Fuel oil (including bunker fuel)	297	577	132	233
Other oil products	1,901	2,092	970	1,073
Subtotal oil products	25,572	27,794	12,676	13,781
Natural gas	1,858	2,458	973	1,136
Crude oil	2,478	2,278	1,073	1,049
Renewables and nitrogen products	94	74	41	43
Breakage	102	261	54	121
Electricity	287	232	148	104
Services, agency and others	348	449	182	202
Domestic market	30,739	33,546	15,147	16,436

Exports	11,049	13,144	5,680	6,746
Crude oil	8,262	10,074	4,452	5,163
Fuel oil (including bunker fuel)	2,277	2,448	1,093	1,126
Other oil products and other products	510	622	135	457
Sales abroad (1)	322	545	210	285
Foreign market	11,371	13,689	5,890	7,031
Sales revenues	42,110	47,235	21,037	23,467
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the six-month period ended June 30, 2025 and June 30, 2024, sales to the same two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues, respectively.

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Domestic market	30,739	33,546	15,147	16,436
China	3,086	4,388	2,020	2,907
Americas (except United States)	1,456	2,004	783	953
Europe	2,018	2,702	971	1,489
Asia (except China and Singapore)	2,314	906	1,118	423
United States	977	2,137	294	662
Singapore	1,301	1,541	629	591
Others	219	11	75	6
Foreign market	11,371	13,689	5,890	7,031
Sales revenues	42,110	47,235	21,037	23,467

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Raw material, products for resale, materials and third-party services (1)	(10,350)	(11,298)	(5,251)	(5,369)
Acquisitions	(7,131)	(8,171)	(3,552)	(3,863)
Crude oil imports	(3,882)	(4,749)	(1,766)	(2,543)
Oil products imports	(2,775)	(2,661)	(1,586)	(998)
Natural gas imports	(474)	(761)	(200)	(322)
Third-party services and others	(3,219)	(3,127)	(1,699)	(1,506)
Depreciation, depletion and amortization	(5,517)	(5,072)	(3,004)	(2,423)
Production taxes	(5,358)	(5,936)	(2,555)	(2,906)
Employee compensation	(830)	(1,042)	(431)	(601)
Inventory turnover	345	97	216	(441)
Total	(21,710)	(23,251)	(11,025)	(11,740)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Materials, third-party services, freight, rent and other related costs	(1,966)	(2,189)	(1,071)	(1,069)
Depreciation, depletion and amortization	(340)	(339)	(171)	(166)
Reversal (allowance) for expected credit losses	(10)	(8)	(14)	2
Employee compensation	(60)	(65)	(30)	(35)
Total	(2,376)	(2,601)	(1,286)	(1,268)

5.3.	General and administrative expenses
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Employee compensation	(531)	(657)	(265)	(365)
Materials, third-party services, rent and other related costs	(292)	(266)	(153)	(146)
Depreciation, depletion and amortization	(85)	(73)	(46)	(38)
Total	(908)	(996)	(464)	(549)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
6.	Other income and expenses, net
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Stoppages for asset maintenance and pre-operating expenses	(1,295)	(1,352)	(660)	(700)
Equalization of expenses - Production Individualization Agreements (1)	(676)	(24)	(672)	(14)
Pension and medical benefits - retirees (2)	(639)	(1,602)	(324)	(1,293)
Variable compensation programs (3)	(595)	(490)	(305)	(235)
Losses with legal, administrative and arbitration proceedings	(326)	(521)	(125)	(240)
Collective bargaining agreement (4)	(214)	(8)	(214)	(6)
Operating expenses with thermoelectric power plants	(112)	(119)	(57)	(53)
Institutional relations and cultural projects	(98)	(71)	(62)	(44)
Gains (losses) with commodities derivatives	11	24	9	19
Results from co-participation agreements in bid areas	50	103	(20)	55
Results on disposal/write-offs of assets	71	286	14	124
Ship/take or pay agreements	97	88	68	41
Results of non-core activities	224	122	126	83
Early termination and changes to cash flow estimates of leases	301	146	144	77
Others	93	447	(140)	259
Total	(3,108)	(2,971)	(2,218)	(1,927)
(1) For more information, see note 17.
(2) For more information, see note 13.2.
(3) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 13.
(4) It includes the remaining portion of the bonus from the Collective Bargaining Agreement (ACT) 2025-2027.

7.	Net finance income (expense)
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Finance income	642	1,029	345	477
Income from investments and marketable securities (Government Bonds)	448	812	225	380
Other finance income	194	217	120	97
Finance expenses	(2,048)	(4,004)	(1,065)	(2,932)
Interest on finance debt	(983)	(1,073)	(517)	(519)
Unwinding of discount on lease liability	(1,275)	(1,104)	(653)	(557)
Capitalized borrowing costs	916	759	467	383
Unwinding of discount on the provision for decommissioning costs	(648)	(530)	(329)	(258)
Tax settlement programs - federal taxes (1)	−	(1,930)	−	(1,930)
Other finance expenses	(58)	(126)	(33)	(51)
Foreign exchange gains (losses) and indexation charges	4,169	(5,833)	1,735	(4,414)
Foreign exchange gains (losses) (2)	5,068	(4,421)	2,032	(3,540)
Real x U.S. dollar	5,218	(4,449)	2,141	(3,536)
Other currencies	(150)	28	(109)	(4)
Reclassification of hedge accounting to the Statement of Income (2)	(1,220)	(1,297)	(498)	(600)
Tax settlement programs - federal taxes (1)	−	(220)	−	(220)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(151)	(388)	(87)	(318)
Recoverable taxes inflation indexation income	159	(96)	101	(145)
Other foreign exchange gains and indexation charges, net	313	589	187	409
Total	2,763	(8,808)	1,015	(6,869)
(1) For more information, see note 12.
(2) For more information, see notes 26.4.1.a and 26.4.1.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
8.	Information by operating segment
8.1.	Net income by operating segment
Jan-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	29,471	39,784	4,036	157	(31,338)	42,110
Intersegments	29,355	546	1,434	3	(31,338)	−
Third parties	116	39,238	2,602	154	-	42,110
Cost of sales	(13,398)	(37,364)	(2,269)	(138)	31,459	(21,710)
Gross profit (loss)	16,073	2,420	1,767	19	121	20,400
Income (expenses)	(2,584)	(1,605)	(1,693)	(1,893)	−	(7,775)
Selling expenses	-	(955)	(1,406)	(15)	-	(2,376)
General and administrative expenses	(30)	(183)	(58)	(637)	-	(908)
Exploration costs	(498)	-	-	-	-	(498)
Research and development expenses	(309)	(4)	(4)	(78)	-	(395)
Other taxes	(11)	(27)	(8)	(204)	-	(250)
Impairment (losses) reversals, net	(193)	(46)	(1)	-	-	(240)
Other income and expenses, net	(1,543)	(390)	(216)	(959)	-	(3,108)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	13,489	815	74	(1,874)	121	12,625
Net finance income	-	-	-	2,763	-	2,763
Results of equity-accounted investments	56	48	29	(4)	-	129
Net income before income taxes	13,545	863	103	885	121	15,517
Income taxes	(4,585)	(279)	(25)	165	(41)	(4,765)
Net income for the period	8,960	584	78	1,050	80	10,752
Attributable to:
Shareholders of Petrobras	8,961	584	60	1,023	80	10,708
Non-controlling interests	(1)	-	18	27	-	44

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	31,745	44,251	4,620	158	(33,539)	47,235
Intersegments	31,565	551	1,419	4	(33,539)	−
Third parties	180	43,700	3,201	154	-	47,235
Cost of sales	(12,842)	(40,540)	(2,273)	(148)	32,552	(23,251)
Gross profit (loss)	18,903	3,711	2,347	10	(987)	23,984
Income (expenses)	(2,181)	(1,537)	(1,756)	(2,821)	−	(8,295)
Selling expenses	(1)	(1,089)	(1,497)	(14)	-	(2,601)
General and administrative expenses	(42)	(176)	(63)	(715)	-	(996)
Exploration costs	(309)	-	-	-	-	(309)
Research and development expenses	(288)	(2)	-	(86)	-	(376)
Other taxes	(829)	(28)	(9)	(222)	-	(1,088)
Impairment (losses) reversals, net	(4)	37	-	13	-	46
Other income and expenses, net	(708)	(279)	(187)	(1,797)	-	(2,971)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	16,722	2,174	591	(2,811)	(987)	15,689
Net finance expense	-	-	-	(8,808)	-	(8,808)
Results of equity-accounted investments	47	(381)	57	(4)	-	(281)
Net income / (loss) before income taxes	16,769	1,793	648	(11,623)	(987)	6,600
Income taxes	(5,687)	(739)	(200)	4,169	337	(2,120)
Net income (loss) for the period	11,082	1,054	448	(7,454)	(650)	4,480
Attributable to:
Shareholders of Petrobras	11,083	1,054	421	(7,470)	(650)	4,438
Non-controlling interests	(1)	-	27	16	-	42

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Apr-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	14,404	19,795	2,176	80	(15,418)	21,037
Intersegments	14,343	256	817	2	(15,418)	−
Third parties	61	19,539	1,359	78	-	21,037
Cost of sales	(6,601)	(18,586)	(1,144)	(70)	15,376	(11,025)
Gross profit (loss)	7,803	1,209	1,032	10	(42)	10,012
Income (expenses)	(1,846)	(869)	(914)	(1,034)	−	(4,663)
Selling expenses	-	(518)	(751)	(17)	-	(1,286)
General and administrative expenses	(26)	(96)	(32)	(310)	-	(464)
Exploration costs	(185)	-	-	-	-	(185)
Research and development expenses	(147)	(3)	(2)	(41)	-	(193)
Other taxes	(7)	(14)	(6)	(100)	-	(127)
Impairment (losses) reversals, net	(139)	(50)	(1)	-	-	(190)
Other income and expenses, net	(1,342)	(188)	(122)	(566)	-	(2,218)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	5,957	340	118	(1,024)	(42)	5,349
Net finance expense	-	-	-	1,015	-	1,015
Results of equity-accounted investments	42	(7)	17	(5)	-	47
Net income / (loss) before income taxes	5,999	333	135	(14)	(42)	6,411
Income taxes	(2,025)	(116)	(39)	512	14	(1,654)
Net income (loss) for the period	3,974	217	96	498	(28)	4,757
Attributable to:
Shareholders of Petrobras	3,974	217	88	483	(28)	4,734
Non-controlling interests	−	−	8	15	−	23

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Apr-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,668	22,061	2,198	80	(16,540)	23,467
Intersegments	15,591	248	699	2	(16,540)	−
Third parties	77	21,813	1,499	78	-	23,467
Cost of sales	(6,228)	(20,557)	(1,096)	(74)	16,215	(11,740)
Gross profit (loss)	9,440	1,504	1,102	6	(325)	11,727
Income (expenses)	(1,551)	(701)	(867)	(1,903)	−	(5,022)
Selling expenses	-	(538)	(729)	(1)	-	(1,268)
General and administrative expenses	(22)	(92)	(35)	(400)	-	(549)
Exploration costs	(174)	-	-	-	-	(174)
Research and development expenses	(149)	-	-	(44)	-	(193)
Other taxes	(809)	(21)	(4)	(114)	-	(948)
Impairment (losses) reversals, net	-	37	-	-	-	37
Other income and expenses, net	(397)	(87)	(99)	(1,344)	-	(1,927)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	7,889	803	235	(1,897)	(325)	6,705
Net finance expense	-	-	-	(6,869)	-	(6,869)
Results of equity-accounted investments	30	(251)	36	(3)	-	(188)
Net income / (loss) before income taxes	7,919	552	271	(8,769)	(325)	(352)
Income taxes	(2,682)	(273)	(80)	2,951	111	27
Net income (loss) for the period	5,237	279	191	(5,818)	(214)	(325)
Attributable to:
Shareholders of Petrobras	5,237	279	179	(5,825)	(214)	(344)
Non-controlling interests	-	-	12	7	-	19

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jan-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(1,113)	(127)	(47)	(8)	(1,295)
Equalization of expenses - Production Individualization Agreements	(676)	-	-	-	(676)
Pension and medical benefits - retirees	-	-	-	(639)	(639)
Variable compensation programs	(271)	(138)	(31)	(155)	(595)
Losses with legal, administrative and arbitration proceedings	(106)	(67)	(30)	(123)	(326)
Collective bargaining agreement	(99)	(42)	(10)	(63)	(214)
Results from co-participation agreements in bid areas	50	-	-	-	50
Results on disposal/write-offs of assets	14	-	16	41	71
Results of non-core activities	222	(5)	1	6	224
Early termination and changes to cash flow estimates of leases	300	(4)	1	4	301
Others	136	(7)	(116)	(22)	(9)
Total	(1,543)	(390)	(216)	(959)	(3,108)

Other income and expenses, net by segment
Jan-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Pension and medical benefits - retirees	-	-	-	(1,602)	(1,602)
Stoppages for asset maintenance and pre-operating expenses	(1,256)	(53)	(33)	(10)	(1,352)
Losses with legal, administrative and arbitration proceedings	(188)	(173)	(36)	(124)	(521)
Variable compensation programs	(203)	(128)	(26)	(133)	(490)
Equalization of expenses - Production Individualization Agreements	(24)	-	-	-	(24)
Collective bargaining agreement	(1)	(6)	-	(1)	(8)
Results from co-participation agreements in bid areas	103	-	-	-	103
Results of non-core activities	120	(16)	10	8	122
Early termination and changes to cash flow estimates of leases	142	5	1	(2)	146
Results on disposal/write-offs of assets	237	68	23	(42)	286
Others	362	24	(126)	109	369
Total	(708)	(279)	(187)	(1,797)	(2,971)

Other income and expenses, net by segment
Apr-Jun/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Equalization of expenses - Production Individualization Agreements	(672)	-	-	-	(672)
Stoppages for asset maintenance and pre-operating expenses	(600)	(29)	(27)	(4)	(660)
Pension and medical benefits - retirees	-	-	-	(324)	(324)
Variable compensation programs	(137)	(74)	(16)	(78)	(305)
Collective bargaining agreement	(99)	(42)	(10)	(63)	(214)
Gains (losses) with legal, administrative and arbitration proceedings	6	(38)	(28)	(65)	(125)
Results from co-participation agreements in bid areas	(20)	-	-	-	(20)
Results on disposal/write-offs of assets	(18)	1	14	17	14
Results of non-core activities	120	3	-	3	126
Early termination and changes to cash flow estimates of leases	149	(3)	-	(2)	144
Others	(71)	(6)	(55)	(50)	(182)
Total	(1,342)	(188)	(122)	(566)	(2,218)

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Apr-Jun/2024
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Pension and medical benefits - retirees	-	-	-	(1,293)	(1,293)
Stoppages for asset maintenance and pre-operating expenses	(649)	(27)	(18)	(6)	(700)
Losses with legal, administrative and arbitration proceedings	(104)	(77)	(32)	(27)	(240)
Variable compensation programs	(99)	(60)	(13)	(63)	(235)
Equalization of expenses - Production Individualization Agreements	(14)	-	-	-	(14)
Collective bargaining agreement	-	(6)	-	-	(6)
Results from co-participation agreements in bid areas	55	-	-	-	55
Early termination and changes to cash flow estimates of leases	75	3	2	(3)	77
Results of non-core activities	64	12	4	3	83
Results on disposal/write-offs of assets	100	43	4	(23)	124
Others	175	25	(46)	68	222
Total	(397)	(87)	(99)	(1,344)	(1,927)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Jun/2025	5,317	1,288	264	75	6,944
Jan-Jun/2024	4,856	1,285	294	65	6,500

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Apr-Jun/2025	2,836	691	131	39	3,697
Apr-Jun/2024	2,326	637	141	34	3,138

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 06.30.2025

Current assets	3,086	10,172	487	15,505	(4,354)	24,896
Non-current assets	149,107	21,280	5,305	14,708	−	190,400
Long-term receivables	8,599	2,643	152	12,169	−	23,563
Investments	337	198	176	67	−	778
Property, plant and equipment	138,354	18,296	4,897	2,080	−	163,627
Operating assets	108,932	16,361	4,314	1,491	−	131,098
Under construction	29,422	1,935	583	589	−	32,529
Intangible assets	1,817	143	80	392	−	2,432
Total Assets	152,193	31,452	5,792	30,213	(4,354)	215,296

Consolidated assets by operating segment - 12.31.2024

Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255
Total Assets	125,551	27,725	5,260	27,289	(4,180)	181,645

9.	Trade and other receivables
9.1.	Trade and other receivables
	06.30.2025	12.31.2024
Receivables from contracts with customers
Third parties	4,054	3,779
Related parties
Investees (note 27.1)	157	117
Subtotal	4,211	3,896
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	996	1,677
Lease receivables	255	298
Other receivables	592	592
Subtotal	1,843	2,567
Total trade and other receivables, before ECL	6,054	6,463
Expected credit losses (ECL) - Third parties	(1,809)	(1,639)
Expected credit losses (ECL) - Related parties	(1)	(2)
Total trade and other receivables	4,244	4,822
Current	3,385	3,566
Non-current	859	1,256

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 500 as of June 30, 2025 (US$ 416 as of December 31, 2024).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 209 (US$ 508 as of December 31, 2024), from the sale of the Roncador field, totaling US$ 343 (US$ 353 as of December 31, 2024), and the Potiguar cluster, totaling US$ 151 (US$ 217 as of December 31, 2024).

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
9.2.	Aging of trade and other receivables – third parties
	06.30.2025		12.31.2024
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	3,868	(88)	4,513	(168)
Overdue:
1-90 days	91	(20)	213	(75)
91-180 days	33	(20)	63	(23)
181-365 days	281	(219)	30	(18)
More than 365 days	1,624	(1,462)	1,527	(1,355)
Total	5,897	(1,809)	6,346	(1,639)

9.3.	Provision for expected credit losses – third parties and related parties
Changes	Jan-Jun/2025	Jan-Jun/2024
Opening balance	1,641	1,615
Additions	93	90
Reversals	(56)	(44)
Write-offs	(5)	(9)
Translation adjustment	137	(127)
Closing balance	1,810	1,525
Current	376	293
Non-current	1,434	1,232

10.	Inventories
	06.30.2025	12.31.2024
Crude oil	3,132	2,645
Oil products	2,441	2,161
Intermediate products	561	424
Natural gas and Liquefied Natural Gas (LNG)	127	101
Biofuels	28	22
Fertilizers	2	1
Total products	6,291	5,354
Materials, supplies and others	1,942	1,356
Total	8,233	6,710

In the six-month period ended June 30, 2025, the Company recognized a US$ 7 loss within cost of sales, adjusting inventories to net realizable value (a US$ 44 reversal of cost of sales in the six-month period ended June 30, 2024), primarily due to changes in international prices of crude oil and oil products.

At June 30, 2025, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 818 (US$ 761 at December 31, 2024).

11.	Trade payables
	06.30.2025	12.31.2024
Third parties in Brazil	4,352	3,657
Third parties abroad	1,928	2,409
Related parties	19	16
Total	6,299	6,082

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of June 30, 2025, the balance advanced by suppliers, within the scope of the program, is US$ 140 (US$ 134 as of December 31, 2024) and has a payment term from 4 to 92 days and a weighted average term of 55 days (payment term from 7 to 92 days and a weighted average term of 58 days in 2024), after the contracted commercial conditions have been met.

12.	Taxes
12.1.	Income taxes
	Current assets		Current liabilities		Non-current liabilities
	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Taxes in Brazil
Income taxes (1)	634	405	35	698	384	330
Income taxes - Tax settlement programs	−	−	58	49	207	200
	634	405	93	747	591	530
Taxes abroad (1)	1	6	563	653	−	−
Total	635	411	656	1,400	591	530
(1) It includes uncertain tax treatments (see note 12.1.1).

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Reconciliation between statutory income tax rate and effective income tax rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Net income (loss) before income taxes	15,517	6,600	6,411	(352)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(5,275)	(2,243)	(2,179)	120
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	465	508	465	508
Different jurisdictional tax rates for companies abroad	464	527	229	240
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(111)	(142)	(41)	(92)
Tax incentives	95	9	66	(22)
Effects of the global minimum tax	(109)	-	(56)	-
Internal transfer prices adjustments for operations between related parties abroad	(165)	-	(86)	-
Tax loss carryforwards (unrecognized tax losses)	1	83	-	27
Enrollment in the tax settlement program	-	(155)	-	(155)
Post-employment benefits	(208)	(652)	(94)	(531)
Results of equity-accounted investments in Brazil and abroad	43	(132)	15	(97)
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	30	48	17	27
Others	5	29	10	2
Income taxes	(4,765)	(2,120)	(1,654)	27
Deferred income taxes	(2,341)	1,405	(1,126)	1,070
Current income taxes	(2,424)	(3,525)	(528)	(1,043)
Effective tax rate of income taxes	30.7%	32.1%	25.8%	7.7%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Jan-Jun/2025	Jan-Jun/2024
Opening balance	(548)	(9,945)
Recognized in the statement of income for the period	(2,341)	1,405
Recognized in shareholders’ equity	(3,238)	2,499
Translation adjustment	(446)	1,066
Use of tax loss carryforwards	(43)	(1)
Others	19	(3)
Closing balance	(6,597)	(4,979)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	06.30.2025	12.31.2024
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,730)	(6,286)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	3,958	3,462
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(12,567)	(8,518)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(18,593)	(16,043)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(1,085)	2,636
Leasings	Appropriation of the considerations	13,536	10,829
Provision for decommissioning costs	Payments and use of provisions	10,321	9,118
Provision for legal proceedings	Payments and use of provisions	928	818
Tax loss carryforwards	Taxable income compensation	995	976
Inventories	Sales, write-downs and losses	491	424
Employee Benefits	Payments and use of provisions	1,354	1,191
Others		795	845
Total		(6,597)	(548)
Deferred tax assets		1,005	922
Deferred tax liabilities		(7,602)	(1,470)

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
12.1.1.	Uncertain tax treatments on income taxes

As of June 30, 2025, the Company has US$ 833 (US$ 767 as of December 31, 2024) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings. In addition, the Company has US$ 5,673 of uncertain tax treatments (US$ 5,229 as of December 31, 2024), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings.

As of June 30, 2025, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 5,420 (US$ 4,274 as of December 31, 2024), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of June 30, 2025, the total amount of uncertain tax treatments amounts to US$ 11,927 (US$ 10,270 as of December 31, 2024), for which Petrobras will continue to defend its position.

12.2.	Other taxes
	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Taxes in Brazil
Current / Non-current ICMS (VAT)	567	461	684	599	1,209	916	−	−
Current / Non-current PIS and COFINS (2)	586	1,043	2,607	2,044	413	373	173	134
Claim to recover PIS and COFINS	−	−	663	590	−	−	−	−
Production taxes	−	−	−	−	1,570	1,509	78	87
Withholding income taxes	−	−	−	−	117	294	−	−
Others	49	45	390	344	232	169	91	80
Total in Brazil	1,202	1,549	4,344	3,577	3,541	3,261	342	301
Taxes abroad	5	6	38	24	12	23	−	−
Total	1,207	1,555	4,382	3,601	3,553	3,284	342	301
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) In January and February 2025, the Company used credits arising from the tax settlement program which the Company enrolled in June 2024, which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad, to compensate tax debts.

12.3.	Enrollment in the tax settlement program

In June 2024, Petrobras enrolled in a tax settlement program proposed by the Brazilian National Treasury by means of the Transaction Notice PGFN-RFB 6/2024, closing relevant litigation related to the taxation of remittances abroad, arising from contracts relating to the chartering of vessels and rendering of services, settling debts under dispute (contingent liabilities) relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013. This program brought economic benefits, avoiding costs with judicial guarantees, and included a 65% discount on the debt under dispute in Brazilian reais. The payment of the tax settlement was completed in the second half of 2024, as disclosed in the consolidated financial statements as of December 31, 2024, note 17.3.

The effects of enrollment in this program resulted in a US$ 2,085 expense in the second quarter of 2024, net of reimbursements to Petrobras made by partners in E&P consortia of the amounts corresponding to their respective interests, whose enrollments in this program were approved by June 30, 2024.

Other taxes	790
Net finance income (expense)	2,149
Income taxes	(854)
Total effect on the statement of income	2,085

13.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	06.30.2025	12.31.2024
Liabilities
Short-term employee benefits	1,837	1,517
Termination benefits	75	72
Post-employment benefits	13,276	11,398
Total	15,188	12,987
Current	2,739	2,315
Non-current	12,449	10,672

13.1.	Short-term employee benefits
	06.30.2025	12.31.2024
Accrued vacation and 13th salary	778	519
Profit sharing	339	384
Performance award program	315	349
Salaries and related charges and other provisions (1)	405	265
Total	1,837	1,517
Current	1,801	1,486
Non-current (2)	36	31
(1) It includes advance payment related to the Collective Bargaining Agreement for the next 2 years (ACT 25/27), recognized as Other income and expenses, net (see note 6).
(2) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Salaries, accrued vacations and related charges	(1,810)	(1,867)	(950)	(943)
Management fees and charges	(7)	(7)	(4)	(4)
Variable compensation programs (1)	(595)	(490)	(305)	(235)
Performance award program (2)	(278)	(179)	(144)	(100)
Profit sharing (2)	(317)	(311)	(161)	(135)
Total	(2,412)	(2,364)	(1,259)	(1,182)
(1) It includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 6.

13.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the six-month period ended June 30, 2025, the Company:

•	paid US$ 403 relating to the profit sharing (PLR) for 2024, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 317 relating to the PLR for 2025 (US$ 311 for the same period of 2024), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

In June 30, 2025, the Company:

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
•	paid US$ 362 relating to the performance award program (PRD) for 2024, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 277 relating to the PRD for 2025 (US$ 180 for the same period of 2024), recorded in other income and expenses, including variable compensation programs of consolidated companies.
13.2.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	06.30.2025	12.31.2024
Liabilities
Health Care Plan - Saúde Petrobras	8,863	7,499
Petros Pension Plan - Renegotiated (PPSP-R)	2,562	2,289
Petros Pension Plan - Non-renegotiated (PPSP-NR)	884	779
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	461	395
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	445	379
Petros 2 Pension Plan (PP-2)	61	57
Total	13,276	11,398
Current	917	808
Non-current	12,359	10,590

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

In June 2024, the Company and the unions entered into an agreement to resume the cost-sharing arrangement previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024 (until March 2024, it was 60% covered by Petrobras and 40% by the beneficiaries).

Due to this agreement, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan, which resulted in a US$ 23 increase in actuarial liabilities, as follows: (i) a US$ 1,291 expense within other income and expenses, due to the change in the benefit costing; (ii) a US$ 1,265 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the discount rate applied to actuarial liabilities.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 25, 2025, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans for the year ended December 31, 2024, sponsored by the Company.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2024 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	259	93
Ordinary and extraordinary future contributions - sponsor	3,744	1,097
Contributions related to the TFC - sponsor	658	442
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(1,976)	(474)
Net actuarial liability recorded by the Company	2,684	1,158
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

13.2.1.	Actuarial liabilities recognized in the statement of financial position, related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Amounts recognized in the Statement of Financial Position
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	179	76	3	589	847
Current service cost	2	−	−	81	83
Net interest	177	76	3	508	764
Recognized in Equity - other comprehensive income	−	−	−	1	1
(Gains)/losses arising from the remeasurement	−	−	−	1	1
Cash effects	(199)	(64)	(6)	(253)	(522)
Contributions paid	(185)	(56)	(6)	(253)	(500)
Payments related to Term of financial commitment (TFC)	(14)	(8)	−	−	(22)
Other changes	359	159	6	1,028	1,552
Translation Adjustment	359	159	6	1,028	1,552
Balance at June 30, 2025	3,023	1,329	61	8,863	13,276
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2024
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2023	4,740	1,799	181	9,662	16,382
Recognized in the Statement of Income	210	80	7	1,838	2,135
Past service cost	−	−	−	1,291	1,291
Current service cost	4	1	−	115	120
Net interest	206	79	7	432	724
Recognized in Equity - other comprehensive income	−	−	−	(1,265)	(1,265)
(Gains)/losses arising from the remeasurement (2)	−	−	−	(1,265)	(1,265)
Cash effects	(215)	(66)	(6)	(195)	(482)
Contributions paid	(201)	(59)	(6)	(195)	(461)
Payments related to Term of financial commitment (TFC)	(14)	(7)	−	−	(21)
Other changes	(611)	(233)	(24)	(1,282)	(2,150)
Translation Adjustment	(611)	(233)	(24)	(1,282)	(2,150)
Balance at June 30, 2024	4,124	1,580	158	8,758	14,620
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(13)	(1)	−	(194)	(208)
Related to retirees (other income and expenses)	(166)	(75)	(3)	(395)	(639)
Net costs for Jan-Jun/2025	(179)	(76)	(3)	(589)	(847)
Related to active employees (cost of sales and expenses) (2)	(19)	(5)	(1)	(508)	(533)
Related to retirees (other income and expenses) (3)	(191)	(75)	(6)	(1,330)	(1,602)
Net costs for Jan-Jun/2024	(210)	(80)	(7)	(1,838)	(2,135)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to US$ 291.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to US$ 1,000.

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(7)	−	−	(99)	(106)
Related to retirees (other income and expenses)	(84)	(38)	(2)	(200)	(324)
Net costs for Apr-Jun/2025	(91)	(38)	(2)	(299)	(430)
Related to active employees (cost of sales and expenses) (2)	(11)	(3)	−	(395)	(409)
Related to retirees (other income and expenses) (3)	(92)	(36)	(3)	(1,162)	(1,293)
Net costs for Apr-Jun/2024	(103)	(39)	(3)	(1,557)	(1,702)
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to US$ 291.
(3) It includes the effects of the intermediate remeasurement on the health care plan, which changed the cost-sharing arrangement, amounting to US$ 1,000.

13.2.2.	Contributions

In the six-month period ended June 30, 2025, the Company contributed with US$ 522 (US$ 482 in the same period of 2024), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 13.2.2), and with US$ 112 and US$ 0.9, respectively, to the defined contribution portions of PP-2 and PP-3 plans
(US$ 115 for PP-2 and US$ 1 for PP-3 in the same period of 2024), which were recognized in the statement of income.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.	Provisions for legal proceedings, judicial deposits and contingent liabilities
14.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	06.30.2025	12.31.2024
Labor claims	752	636
Tax claims	454	400
Civil claims	1,465	1,605
Environmental claims	219	192
Total	2,890	2,833

	Jan-Jun/2025	Jan-Jun/2024
Opening Balance	2,833	3,305
Additions, net of reversals	137	257
Use of provision	(634)	(263)
Revaluation of existing proceedings and interest charges	199	270
Others	(8)	8
Translation adjustment	363	(452)
Closing Balance	2,890	3,125

In preparing its unaudited condensed consolidated interim financial statements for the six-month period ended June 30, 2025, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

14.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	06.30.2025	12.31.2024
Tax	9,828	8,187
Labor	849	777
Civil	3,512	2,694
Environmental and others	110	90
Total	14,299	11,748

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2025	Jan-Jun/2024
Opening Balance	11,748	14,746
Additions	438	670
Use (1)	(71)	(1,338)
Accruals and charges	552	298
Others	−	9
Translation adjustment	1,632	(1,906)
Closing Balance	14,299	12,479
(1) In the six-month period ended June 30, 2024, the Company used credits arising from the enrollment to the tax settlement program proposed in the Transaction Notice PGFN-RFB 6/2024, which ended legal disputes over relevant litigation related to the incidence of taxes on remittances abroad.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 37 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of June 30, 2025, the balance of production capacity held in guarantee in the NJP is US$ 2,466 (US$ 2,158 as of December 31, 2024).

14.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of June 30, 2025, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	06.30.2025	12.31.2024
Tax	23,882	21,307
Labor	1,873	6,465
Civil	13,810	10,910
Environmental and others	1,506	1,298
Total	41,071	39,980

The main contingent liabilities are:

•	Tax matters comprising: (i) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (ii) disapproval of PIS and COFINS tax compensation due to credit disallowance; (iii) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; (iv) incidence of social security contributions on the payment of bonuses; (v) collection of ICMS involving several states; (vi) withholding income tax (IRRF) on remittances for payments of vessel charters; and (vii) collection of IRPJ and CSLL on transfer price.
•	Labor matters, comprising several labor claims.
•	Civil matters comprising mainly: (i) lawsuits related to contracts; (ii) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras.
•	Environmental matters comprising indemnities for damages and fines related to the Company operations.
14.3.1.	Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions.

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation, which was consolidated in Theme 13 of the TST's Repetitive Appeals. The Brazilian Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties. In April 2025, the TST, accepting the STF's decision, declared the aforementioned Theme 13 to be obsolete, revoking it.

The Company has been adjusting the expectation of loss in collective actions regarding RMNR from possible to remote and has been adjusting the expectation of loss in individual cases, according to their procedural progress.

As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, whose expectations have been changed or terminated, according to their progress in Court. In the second quarter of 2025, there was a final decision in favor of the Company, relating to the claim of the Norte Fluminense Union, which reduced this contingent liability, in the amount of US$ 5,420 (R$ 29,576 million).

As of June 30, 2025, the balance of provisions for legal proceedings regarding RMNR amounts to US$ 91 (US$ 88 as of December 31, 2024), while the contingent liabilities amount to US$ 179 (US$ 4,934 as of December 31, 2024).

14.4.	Class action and related proceedings
14.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed against the ruling and previous interim decisions. Petrobras will still be able to present its own appeal, within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the STF.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

14.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras. Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals that revoked the processing decision and the precautionary embargo on April 3, 2025. In another procedural aspect, on September 15, 2022, the Court of Cassation recognized the Association the right to represent financial consumers. The Company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil before the Commercial Court, on March 25, 2025, the 1st instance of the Argentine Court closed the action because it considered that there was no relevant fact that should be reported under local legislation. As there was no appeal, the decision became final.

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
14.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation became subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit.

On March 7, 2025, Petrobras and EIG entered into an agreement to end litigation between the parties. Under the terms of this agreement, Petrobras paid EIG the amount of US$ 283, while EIG requested the termination of the lawsuit pending in the District Court of Columbia and the cancellation of the precautionary measure blocking the Company's assets in the Netherlands, as well as waived any rights related to the dispute. Therefore, there is no further legal dispute between the parties regarding this matter.

This agreement does not constitute admission of guilt or wrongdoing by Petrobras and meets the best interests of the Company and its shareholders, considering the US legislation applicable to the trial of the case, as well as the procedural stage and characteristics of litigations in the Federal Courts of the United States.

14.4.4.	Arbitrations proposed by non-controlling shareholders in Brazil

There were no relevant changes in the six-month period ended June 30, 2025.

For more information, see explanatory note 19.5 to the financial statements for the year ended December 31, 2024.

15.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	06.30.2025	12.31.2024
Onshore	559	493
Shallow waters	8,382	7,266
Deep and ultra-deep post-salt	13,458	12,071
Pre-salt	7,337	6,373
Total	29,736	26,203
Current	2,514	1,696
Non-current	27,222	24,507

Changes in the provision for decommissioning costs are presented as follows:

Non-current liabilities	Jan-Jun/2025	Jan-Jun/2024
Opening balance	26,202	23,202
Adjustment to provision	8	74
Transfers related to liabilities held for sale (1)	100	(332)
Use of provisions	(721)	(694)
Interest accrued	629	516
Others	(12)	15
Translation adjustment	3,530	(2,967)
Closing balance	29,736	19,814

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
16.	Other assets and liabilities

Assets	06.30.2025	12.31.2024
Escrow account and/ or collateral	691	750
Advances to suppliers	2,615	2,207
Prepaid expenses	403	351
Derivatives transactions	73	29
Assets related to E&P partnerships	146	378
Others	453	336
	4,381	4,051
Current	1,414	1,550
Non-Current	2,967	2,501

Liabilities	06.30.2025	12.31.2024
Obligations arising from divestments	904	914
Contractual retentions	825	611
Advances from customers	285	270
Provisions for environmental expenses, research and development and fines	888	681
Other taxes (note 12.2)	342	301
Unclaimed dividends	280	276
Derivatives transactions	94	129
Obligations arising from acquisition of equity interests	152	130
Various creditors	94	99
Others	475	414
	4,339	3,825
Current	2,577	2,205
Non-Current	1,762	1,620

17.	Property, plant and equipment
17.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	−	21	7,472	74	8,367	15,934
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	911	−	−	911
Write-offs	(1)	(27)	(290)	(4)	(14)	(336)
Transfers (5)	103	2,489	(3,438)	1,466	−	620
Transfers to assets held for sale	−	(1)	−	−	−	(1)
Depreciation, amortization and depletion	(49)	(2,641)	−	(2,157)	(3,498)	(8,345)
Impairment recognition (note 19)	(3)	(116)	(17)	(10)	(84)	(230)
Impairment reversal (note 19)	−	4	−	−	−	4
Translation adjustment	339	6,168	3,507	4,766	3,999	18,779
Balance at June 30, 2025	2,874	51,704	32,529	40,062	36,458	163,627
Cost	4,503	112,058	39,137	78,019	55,814	289,531
Accumulated depreciation and impairment (4)	(1,629)	(60,354)	(6,608)	(37,957)	(19,356)	(125,904)

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Balance at December 31, 2023	2,687	58,409	21,516	40,432	30,380	153,424
Cost	4,634	118,173	31,467	74,809	44,829	273,912
Accumulated depreciation and impairment (4)	(1,947)	(59,764)	(9,951)	(34,377)	(14,449)	(120,488)
Additions	−	188	6,096	32	3,059	9,375
Decommissioning costs - Additions to / review of estimates	−	−	−	66	−	66
Capitalized borrowing costs	−	−	755	−	−	755
Write-offs	(3)	(14)	(128)	(5)	(25)	(175)
Transfers (5)	(40)	1,668	(2,459)	1,054	(17)	206
Transfers to assets held for sale	−	(21)	(5)	(109)	−	(135)
Depreciation, amortization and depletion	(38)	(2,554)	−	(1,979)	(3,068)	(7,639)
Impairment reversal (note 19)	3	32	2	−	13	50
Translation adjustment	(339)	(7,463)	(3,155)	(5,099)	(3,920)	(19,976)
Balance at June 30, 2024	2,270	50,245	22,622	34,392	26,422	135,951
Cost	3,927	103,923	31,292	66,123	40,499	245,764
Accumulated depreciation and impairment (4)	(1,657)	(53,678)	(8,670)	(31,731)	(14,077)	(109,813)
(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions to assets under construction are mainly due to investments in the development of production in the Búzios field and fields in the Campos basin, Santos basin and Espírito Santo basin. As for additions to right-of-use assets primarily relate to the FPSO Almirante Tamandaré in the Búzios field, the FPSO Alexandre de Gusmão in the Mero field, rigs for E&P operations, and extension of the lease agreement for the FPSO Cidade de Angra dos Reis in the Tupi field.

17.2.	Estimated useful life

The useful life of assets depreciated are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

17.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Cost	31,274	21,778	2,762	55,814
Accumulated depreciation and impairment	(6,560)	(11,823)	(973)	(19,356)
Balance at June 30, 2025	24,714	9,955	1,789	36,458
Cost	22,484	17,542	2,340	42,366
Accumulated depreciation and impairment	(4,712)	(9,216)	(750)	(14,678)
Balance at December 31, 2024	17,772	8,326	1,590	27,688

17.4.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga, Sururu and the pre-salt layer of Jubarte.

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Jun/2025	Jan-Jun/2024
Opening balance	577	462
Additions to PP&E, net of write-offs	(353)	118
Payments made	−	(1)
Other income and expenses	676	25
Translation adjustments	97	(70)
Closing balance (1)	997	534
(1) Notably Berbigão, Sururu, Agulhinha and the pre-salt layer of Jubarte.

In May 2025, the Company submitted for approval of the ANP the AIP of the Jubarte pre-salt layer shared reservoir in the Campos Basin, comprising the following areas:

•	Jubarte Field area (BC-60) representing 97.25% of the shared reservoir;
•	Non-contracted areas (Brazilian Federal Government, represented by PPSA) representing 1.89% of the shared reservoir; and
•	Argonauta Field area (BC-10) representing 0.86% of the shared reservoir.

In July 2025, this AIP was approved by the ANP, effective as of August 1, 2025.

With the approval of the AIP, negotiations for the Agreement on Expenditure and Volume Equalization will begin, enabling the financial settlement of previously provisioned amounts upon its conclusion.

17.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the six-month period ended June 30, 2025, the capitalization rate was 7.17% p.a. (7.14% p.a. for the six-month period ended June 30, 2024).

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
18.	Intangible assets
18.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	7	106	−	113
Capitalized borrowing costs	−	5	−	5
Write-offs	−	(1)	−	(1)
Transfers	−	2	−	2
Amortization	(2)	(70)	−	(72)
Impairment recognition (note 19)	(165)	−	−	(165)
Translation adjustment	219	73	3	295
Balance at June 30, 2025	1,756	653	23	2,432
Cost	1,973	1,980	23	3,976
Accumulated amortization and impairment	(217)	(1,327)	−	(1,544)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at December 31, 2023	2,425	592	25	3,042
Cost	2,489	1,891	25	4,405
Accumulated amortization and impairment	(64)	(1,299)	−	(1,363)
Addition	1	101	−	102
Capitalized borrowing costs	−	4	−	4
Transfers	−	4	−	4
Amortization	(2)	(65)	−	(67)
Translation adjustment	(312)	(82)	(3)	(397)
Balance at June 30, 2024	2,112	554	22	2,688
Cost	2,169	1,736	22	3,927
Accumulated amortization and impairment	(57)	(1,182)	−	(1,239)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

19.	Impairment
Statement of income	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Impairment (losses) reversals	(240)	46	(190)	37
Exploratory assets	(208)	−	−	−
Impairment of equity-accounted investments	3	18	3	1
Net effect within the statement of income	(445)	64	(187)	38
Losses	(454)	(6)	(190)	(1)
Reversals	9	70	3	39

Statement of financial position	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Property, plant and equipment	(226)	50	(133)	37
Intangible assets	(165)	−	−	−
Assets classified as held for sale	(57)	8	(57)	−
Investments	3	6	3	1
Net effect within the statement of financial position	(445)	64	(187)	38

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years. In the six-month period ended June 30, 2025, net impairment losses were recognized in the amount of US$ 445, mainly due to:

•	the economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin, which resulted in the recognition of a US$ 208 impairment loss;
•	the contract amendment for the lease of FPSO Cidade de Santos (Uruguá CGU), due to the need to extend the contractual term until the end of 2026 for the decommissioning of this asset, which resulted in the recognition of a US$ 83 impairment loss;
•	additional financial compensation for the Cherne Cluster, due to the accident on platform PCH-1, which occurred in the second quarter of 2025, which resulted in the recognition of a US$ 57 impairment loss.

In the six-month period ended June 30, 2024, net impairment reversals were recognized in the amount of US$ 64, mainly due to: (i) a US$ 37 impairment reversal of property, plant and equipment after management approval of the return of the operational activities of the fertilizer plant Araucária Nitrogenados S.A. (ANSA); (ii) a US$ 13 impairment reversal of property, plant and equipment following the increase of the occupied area of building Torre Pituba; and (iii) a US$ 12 impairment reversal of equity-accounted investments, following the approval for the sale of the Company’s 18.8% interest in the share capital of UEG Araucária S.A., resulting in the reclassification of this equity-accounted investment to assets classified as held for sale and its registration at fair value less costs to sell.

20.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Jun/2025	Jan-Jun/2024
Property plant and equipment
Opening Balance	1,475	1,512
Additions	501	184
Write-offs	(4)	(25)
Transfers	(84)	−
Translation adjustment	196	(198)
Losses on exploration expenditures written off	(44)	−
Closing Balance	2,040	1,473
Intangible assets
Opening Balance	1,609	2,313
Losses on exploration expenditures written off	(164)	−
Translation adjustment	208	(299)
Closing Balance	1,653	2,014
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	3,693	3,487
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions in the six-month period ended June 30, 2025 mainly refer to the drilling of wells in the pre-salt layer, associated with the exploratory fields of Aram, in the Santos Basin, and Norte de Brava, in the Campos Basin.

In the six-month period ended June 30, 2025, losses on exploration expenditures written resulted from economic unfeasibility of blocks C-M-753 and C-M-789, located in the Campos basin, as described in note 19.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(274)	(193)	(183)	(111)
Exploration expenditures written off (includes dry wells and signature bonuses)	(209)	(105)	-	(55)
Contractual penalties on local content requirements	(5)	(4)	-	(2)
Other exploration expenses	(10)	(7)	(2)	(5)
Total expenses	(498)	(309)	(185)	(173)
Cash used in:
Operating activities	284	200	185	116
Investment activities	503	271	262	144
Total cash used	787	471	447	260

20.1.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,445 (US$ 1,250 as of December 31, 2024), which is still in force as of June 30, 2025, net of commitments undertaken. As of June 30, 2025, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,406 (US$ 1,239 as of December 31, 2024) and bank guarantees of US$ 39 (US$ 11 as of December 31, 2024).

21.	Investments
21.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2024	481	178	659
Investments	2	3	5
Restructuring, capital decrease and others	−	(4)	(4)
Results of equity-accounted investments	90	39	129
Translation adjustment	1	(188)	(187)
Other comprehensive income	−	232	232
Dividends	(54)	(2)	(56)
Balance at June 30, 2025	520	258	778

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2023	481	877	1,358
Investments	4	2	6
Transfer to assets held for sale	−	(11)	(11)
Restructuring, capital decrease and others	−	(2)	(2)
Results of equity-accounted investments	82	(363)	(281)
Translation adjustment	(1)	153	152
Other comprehensive income	−	(159)	(159)
Dividends	(76)	(1)	(77)
Balance at June 30, 2024	490	496	986
(1) It includes other investments.

22.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		06.30.2025	12.31.2024
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	521	521	510
Total	521	521	510
Liabilities on assets classified as held for sale
Provision for decommissioning costs	722	722	713
Total	722	722	713

22.1.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2025	Assets recognized in previous periods	Balance of contingent assets as of June 30, 2025

Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	52	1,272	3,939
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	36	303	311
Baúna field	November 2020	285	8	253	24
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	−	10	33
Papa-Terra field	December 2022	90	18	32	40
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	114	2,312	4,461
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 6).

23.	Finance debt
23.1.	Balance by type of finance debt
In Brazil	06.30.2025	12.31.2024
Banking market	4,658	2,828
Capital market	3,034	2,225
Development banks (1)	556	508
Others	2	2
Total	8,250	5,563
Abroad
Banking market	3,641	3,691
Capital market	12,427	12,265
Export credit agency	1,347	1,508
Others	126	135
Total	17,541	17,599
Total finance debt	25,791	23,162
Current	2,475	2,566
Non-current	23,316	20,596
(1) It includes BNDES.

Current finance debt is composed of:

	06.30.2025	12.31.2024
Short-term debt	14	10
Current portion of long-term debt	1,987	2,132
Accrued interest on short and long-term debt	474	424
Total	2,475	2,566

The capital market balance is mainly composed of US$ 11,823 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 2,046 in debentures and US$ 896 in commercial notes issued by Petrobras in reais in Brazil.

The balance in global notes has maturities between 2026 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, 92% and 8%, of the total global notes, respectively.

The debentures and the commercial notes, with maturities between 2026 and 2045, do not require collateral and are not convertible into shares or equity interests.

On June 30, 2025, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2024. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	1,943	1,129	3,072
Repayment of principal (1)	(211)	(1,342)	(1,553)
Repayment of interest (1)	(267)	(590)	(857)
Accrued interest (2)	357	586	943
Foreign exchange/ inflation indexation charges	18	(48)	(30)
Translation adjustment	848	206	1,054
Balance at June 30, 2025	8,251	17,540	25,791

	In Brazil	Abroad	Total
Balance at December 31, 2023	6,090	22,711	28,801
Proceeds from finance debt	557	10	567
Repayment of principal (1)	(158)	(2,177)	(2,335)
Repayment of interest (1)	(203)	(795)	(998)
Accrued interest (2)	240	774	1,014
Foreign exchange/ inflation indexation charges	110	300	410
Translation adjustment	(800)	(338)	(1,138)
Balance at June 30, 2024	5,836	20,485	26,321
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

23.3.	Reconciliation with cash flows from financing activities
			Jan-Jun/2025			Jan-Jun/2024
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	3,072	(1,553)	(857)	567	(2,335)	(998)
Deposits linked to finance debt (1)		6	1		17	3
Net cash used in financing activities	3,072	(1,547)	(856)	567	(2,318)	(995)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the six-month period ended June 30, 2025 the Company:

•	repaid several finance debts, in the amount of US$ 2,403; and
•	raised US$ 3,072, notably: (i) public offering of debentures, in the amount of USS$ 516, with maturities in 2035, 2040, and 2045; (ii) proceeds in the domestic banking market, in the amount of US$ 1,417; and (iii) proceeds in the international banking market, in the amount of US$ 1,122.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.4.	Summarized information on current and non-current finance debt
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair Value

Financing in U.S. Dollars:	855	1,465	2,146	1,555	720	9,004	15,745	15,567
Floating rate debt (2)	622	1,121	1,468	524	144	921	4,800
Fixed rate debt	233	344	678	1,031	576	8,083	10,945
Average interest rate p.a.	6.3%	6.5%	6.0%	5.7%	6.2%	6.6%	6.5%
Financing in Brazilian Reais):	196	494	134	137	955	6,037	7,953	7,401
Floating rate debt (3)	145	128	31	31	31	5,496	5,862
Fixed rate debt	51	366	103	106	924	541	2,091
Average interest rate p.a.	10.5%	10.6%	9.7%	9.9%	10.3%	8.3%	9.4%
Financing in Euro:	−	9	−	145	26	424	604	609
Fixed rate debt	−	9	−	145	26	424	604
Average interest rate p.a.	−	4.6%	−	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling:	16	17	−	−	403	566	1,002	986
Fixed rate debt	16	17	−	−	403	566	1,002
Average interest rate p.a.	6.1%	6.1%	−	−	6.1%	6.6%	6.3%
Financing in Renminbi:	2	5	5	5	5	465	487	472
Floating rate debt	2	5	5	5	5	465	487
Average interest rate p.a.	3.1%	3.1%	3.0%	3.0%	2.9%	3.1%	0.0%
Total as of June 30, 2025	1,069	1,990	2,285	1,842	2,109	16,496	25,791	25,035
Average interest rate	7.4%	7.6%	7.1%	7.1%	7.7%	6.8%	6.8%
Total as of December 31, 2024	2,566	1,864	2,264	1,791	1,780	12,897	23,162	22,213
Average interest rate	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%
(1) The average maturity of outstanding debt as of June 30, 2025 is 11.92 years (12.52 years as of December 31, 2024).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 11,584 as of June 30, 2025 (US$ 11,174 of December 31, 2024); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 13,451 as of June 30, 2025 (US$ 11,039 as of December 31, 2024).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 26.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2025	2026	2027	2028	2029	2030 and thereafter	06.30.2025	12.31.2024
Principal	639	2,005	2,335	1,944	2,159	17,009	26,091	23,473
Interest	952	1,942	1,742	1,560	1,508	15,210	22,915	20,388
Total (1)	1,591	3,947	4,077	3,504	3,667	32,219	49,006	43,861
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 24.

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
23.5.	Lines of credit
						06.30.2025
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	2/27/2026	2,050	−	2,050
Total				7,050	−	7,050

In Brazil
Petrobras (2)	Banco do Brasil	3/23/2018	9/26/2030	641	−	641
Petrobras (3)	Banco do Brasil	10/4/2018	9/4/2029	733	−	733
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	60	−	60
Total				1,434	−	1,434
(1) On April 08, 2024, the Revolving Credit Facility was reduced to US$ 4,110 compared to the US$ 5,000 contracted in 2021. Thus, US$ 5,000 will be available for withdrawal until November 16, 2026 and US$ 4,110 from November 16, 2026, to November 16, 2028.
(2) On December 27, 2024, the credit line agreement with Banco do Brasil for US$ 366 (R$ 2 billion) was amended, extending the term to October 26, 2030. On April 3, 2025, a new amendment was approved, increasing the credit line amount from US$ 366 (R$ 2 billion) to US$ 641 (R$ 3.5 billion).
(3) On June 18, 2024, the credit line with Banco do Brasil was renewed, extending its term to September 4, 2029, and increasing its amount from US$ 366 (R$ 2 billion) to US$ 733 (R$ 4 billion).

24.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	1,130	6,735	7,865
Payment of principal and interest	(1,224)	(3,144)	(4,368)
Interest expenses	232	1,057	1,289
Foreign exchange gains	(379)	(4,249)	(4,628)
Translation adjustment	718	4,248	4,966
Balance at June 30, 2025	5,961	36,312	42,273
Current			9,270
Non-current			33,003

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2023	6,792	27,007	33,799
Remeasurement / new contracts	814	1,923	2,737
Payment of principal and interest (1)	(1,361)	(2,492)	(3,853)
Interest expenses	276	842	1,118
Foreign exchange losses	394	3,733	4,127
Translation adjustment	(881)	(3,738)	(4,619)
Balance at June 30, 2024	6,034	27,275	33,309
Current			7,437
Non-current			25,872
(1) The Statement of Cash Flows comprises US$ 30 relating to changes on liabilities held for sale.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2025	2026	2027	2028	2029	2030 onwards	Total
Balance at June 30, 2025	5,239	8,363	6,511	4,563	3,492	35,924	64,092
Balance at December 31, 2024	8,837	6,140	4,817	3,476	2,904	28,943	55,117

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2025	Jan-Jun/2024
Variable payments	473	528
Up to 1 year maturity	6	54
Variable payments x fixed payments	11%	14%

At June 30, 2025, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is US$ 60,613 (US$ 65,034 at December 31, 2024).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 26.4.1.

25.	Equity
25.1.	Share capital

As of June 30, 2025 and December 31, 2024, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

	06.30.2025	12.31.2024
Common shares	7,442,231,382	7,442,454,142
Preferred shares	5,446,501,379	5,602,042,788
Subscribed and fully paid shares	12,888,732,761	13,044,496,930

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

On April 16, 2025, the Annual General Shareholders Meeting approved a proposal to update the Company's Bylaws to reflect the current number of shares.

25.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2024	12,846	3,397	8,428	1,998	43,038	2,934	72,641
Additional dividends proposed	−	−	(4,244)	−	−	(2,934)	(7,178)
Balance at June 30, 2024	12,846	3,397	4,184	1,998	43,038	−	65,463

Balance at January 1, 2025	12,846	3,397	−	2,128	41,598	1,477	61,446
Additional dividends proposed	−	−	−	−	−	(1,477)	(1,477)
Cancellation of treasury shares	−	−	−	−	(1,116)	−	(1,116)
Balance at June 30, 2025	12,846	3,397	−	2,128	40,482	−	58,853

25.3.	Distributions to shareholders

Dividends relating to 2024

On April 16, 2025, the Annual General Shareholders Meeting approved dividends relating to 2024, amounting to US$ 13,076 (US$ 1.0146 per outstanding share). This amount includes US$ 11,599 anticipated during 2024 (updated by Selic interest rate from the date of each payment to December 31, 2024) and US$ 1,477 of complementary dividends which is accounted for as additional dividends proposed.

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

These complementary dividends were reclassified from shareholders' equity to liabilities on the date of approval on the Annual General Shareholders Meeting and were paid in 2 installments in May and June 2025, updated by the Selic interest rate from December 31, 2024 to the date of each payment.

Dividends and interest on capital relating to the first quarter of 2025

On May 12, 2025, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 2,063 or R$ 11,718 million (US$ 0.1600 per outstanding preferred and common shares, or R$ 0.9092), based on the net income for the three-month period ended March 31, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends	05.12.2025	06.02.2025	0.0543	700
Interim interest on capital	05.12.2025	06.02.2025	0.1057	1,363
Total anticipated dividends			0.1600	2,063

These dividends and interest on capital will be paid in two equal installments, in August and September 2025, and will be deducted from the remuneration that will be distributed to shareholders relating to 2025. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2025.

This anticipation of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 465. Interest on capital is subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

	Jan-Jun/2025	Jan-Jun/2024
Consolidated opening balance of dividends payable	2,657	3,539
Opening balance of dividends payable to non-controlling shareholders	19	38
Opening balance of dividends payable to shareholders of Petrobras	2,638	3,501
Additions relating to complementary dividends	1,477	7,178
Additions relating to anticipated dividends	2,063	2,615
Payments made	(4,588)	(10,578)
Indexation to the Selic interest rate	149	385
Transfers to unclaimed dividends	(17)	(40)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(146)	(166)
Translation adjustment	441	(601)
Closing balance of dividends payable to shareholders of Petrobras	2,017	2,294
Closing balance of dividends payable to non-controlling shareholders	11	1
Consolidated closing balance of dividends payable	2,028	2,295
(1) It includes US$ 2 over dividends paid and US$6 over dividends payable.

Unclaimed dividends

As of June 30, 2025, the balance of dividends not claimed by shareholders of Petrobras is US$ 280 recorded as other current liabilities, as described in note 16 (US$ 276 as of December 31, 2024). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2025	Jan-Jun/2024
Changes in unclaimed dividends
Opening balance	276	337
Prescription	(49)	(10)
Transfers from dividends payable	17	40
Translation adjustment	36	(42)
Closing Balance	280	325

25.4.	Earnings per share
		Jan-Jun/2025			Jan-Jun/2024
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	6,183	4,525	10,708	2,559	1,879	4,438
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,466,560,112	12,908,791,494
Basic and diluted earnings per share - in U.S. dollars	0.83	0.83	0.83	0.34	0.34	0.34
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	1.66	1.66	1.66	0.68	0.68	0.68

		Apr-Jun/2025			Apr-Jun/2024
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	2,734	2,000	4,734	(198)	(146)	(344)
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,455,611,812	12,897,843,194
Basic and diluted earnings (losses) per share - in U.S. dollars	0.37	0.37	0.37	(0.03)	(0.03)	(0.03)
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (1)	0.74	0.74	0.74	(0.06)	(0.06)	(0.06)
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the Share repurchase program (preferred shares) which was closed on August 4, 2024, whose shares were cancelled in January 2025, as described in note 25.1.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

26.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
26.1.	Statement of income
Gains/ (losses) recognized in the statement of income
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 26.4.1 (b)	54	(62)	26	(61)
Cash flow hedge on exports - Note 26.4.1 (a)	(1,220)	(1,297)	(498)	(600)
Interest rate risk
Swap IPCA X CDI - 26.4.1 (b)	2	(41)	(9)	(21)
Recognized in Net finance income (expense)	(1,164)	(1,400)	(481)	(682)
Price risk (commodity derivatives)
Recognized in other income and expenses	11	24	9	19
Total	(1,153)	(1,376)	(472)	(663)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

26.2.	Statement of comprehensive income
Gains/ (losses) recognized in the period
	Jan-Jun/2025	Jan-Jun/2024	Apr-Jun/2025	Apr-Jun/2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	9,524	(7,352)	3,949	(6,027)
Deferred income taxes	(3,238)	2,499	(1,343)	2,048
Total	6,286	(4,853)	2,606	(3,979)

26.3.	Statement of Financial Position
	06.30.2025	12.31.2024
Fair value Asset Position (Liability)
Open derivatives transactions	(22)	(101)
Closed derivatives transactions awaiting financial settlement	1	1
Recognized in Statements of Financial Position	(21)	(100)
Other assets (note 16)	73	29
Other liabilities (note 16)	(94)	(129)

The following table presents the details of the open derivative financial instruments held by the Company as of June 30, 2025, and represents its risk exposure:

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(76)	(105)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	16	20	1	−	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	R$ 3,008	R$ 3,008	43	17	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	1,121	(1,450)	11	(13)	Level 1	2025
SWAP - Soybean oil (3)	(11)	-	−	−	Level 2	2025
Options - Long put/ Soybean oil (3)	(3)	-	−	−	Level 2	2025
Total open derivative transactions			(21)	(101)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	06.30.2025	12.31.2024
Commodity derivatives	39	69

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	06.30.2025	12.31.2024
Hedge accounting
Cash flow hedge on exports - Note 26.4.1 (a)	(21,321)	(30,845)
Deferred income taxes	7,247	10,485
Total	(14,074)	(20,360)

26.4.	Market risks
26.4.1.	Foreign exchange rate risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of June 30, 2025, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4571 exchange rate are set out below:

		Present value of hedging instrument notional value at 06.30.2025
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	July 2025 to June 2035	70,052	382,279

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2024	65,900	408,073
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	16,495	94,522
Exports affecting the statement of income	(6,413)	(37,215)
Principal repayments / amortization	(5,930)	(34,112)
Foreign exchange rate variations	-	(48,989)
Amounts designated as of June 30, 2025	70,052	382,279
Nominal value of hedging instrument (finance debt and lease liability) at June 30, 2025	92,116	502,689

In the six-month period ended June 30, 2025, the Company recognized a US$ 130 gain within foreign exchange rate gains (losses) due to ineffectiveness (a US$ 90 loss in the same period of 2024).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 77.82%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2025	Jan-Jun/2024
Opening balance	(30,845)	(18,210)
Recognized in equity	8,304	(8,649)
Reclassified to the statement of income	1,220	1,297
Other comprehensive income (loss)	9,524	(7,352)
Closing balance	(21,321)	(25,562)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of June 30, 2025, is set out below:

	2025	2026	2027	2028	2029	2030 onwards	Total
Expected realization	(2,653)	(5,242)	(5,542)	(3,732)	(3,217)	(935)	(21,321)

b)	Derivative financial instruments not designated for hedge accounting

In September 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 527 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	17

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 5.45% depreciation of the real;
•	euro x U.S. dollar - a 1.54 % appreciation of the euro;
•	pound sterling x U.S. dollar - a 0.56 % appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 0.76 % appreciation of the renminbi.

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 06.30.2025	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	4,425	24,145	241	885
	Liabilities	(115,324)	(629,336)	(6,281)	(23,065)
	Exchange rate - Cross currency swap	(488)	(2,664)	(27)	(98)
	Cash flow hedge on exports	70,052	382,279	3,815	14,010
	Total	(41,335)	(225,576)	(2,252)	(8,268)
Euro/Dollar	Assets	1,186	6,470	18	237
	Liabilities	(1,724)	(9,409)	(27)	(345)
	Total	(538)	(2,939)	(9)	(108)
Pound/Dollar	Assets	1,018	5,555	6	204
	Liabilities	(2,007)	(10,950)	(11)	(401)
	Total	(989)	(5,395)	(5)	(197)
Renminbi /Dollar	Assets	1	3	−	−
	Liabilities	(488)	(2,661)	(4)	(97)
	Total	(487)	(2,658)	(4)	(97)
Others (1)	Assets	44	239	10	(8)
	Liabilities	(67)	(368)	(4)	(14)
	Total	(23)	(129)	6	(22)
Total at June 30, 2025		(43,372)	(236,697)	(2,264)	(8,692)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

26.4.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on June 30, 2025. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(69)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(3)
Soybean oil - price changes	Option	−	(1)
Foreign currency - depreciation BRL x USD	Forward contracts	−	(1)
		−	(74)

The positions with commodity derivatives are presented in note 26.3.

26.4.3.	Interest rate risk management

The Company considers that interest rate risk does not create significant exposure and, therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In this sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of June 30, 2025. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Sensitivity effect on the results	Reasonably possible scenario
Finance debt
CDI	705	987
SOFR 3M (1)	125	162
SOFR 6M (1)	74	88
SOFR O/N (1)	78	109
IPCA	116	162
TJLP	65	90
LPR 12M (2)	15	21
TR	5	6
	1,183	1,625
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

26.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 23.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt and lease liabilities are presented in notes 23.4 and 24, respectively.

26.6.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of June 30, 2025, the financial assets of cash and cash equivalents and of marketable securities are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

27.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
27.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		06.30.2025		12.31.2024
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	71	7	65	1
Other associates and joint ventures	86	12	52	15
Subtotal	157	19	117	16
Brazilian government – Parent and its controlled entities
Government bonds	716	−	1,114	−
Banks controlled by the Brazilian Government	15,163	4,261	12,030	2,675
Brazilian Federal Government (1)	−	883	−	1,046
Pré-Sal Petróleo S.A. – PPSA	−	25	−	79
Others	185	101	235	85
Subtotal	16,064	5,270	13,379	3,885
Petros	51	266	44	234
Total	16,272	5,555	13,540	4,135
Current	1,747	1,186	1,557	1,382
Non-Current	14,525	4,369	11,983	2,753
(1) It includes amounts related to lease liability.

The income/expenses of significant transactions are set out in the following table:

	2025	2024	2025	2024
	Jan-Jun	Jan-Jun	Apr-Jun	Apr-Jun
Joint ventures and associates
Petrochemical companies (associates)	1,650	1,720	838	893
Other associates and joint ventures	21	29	10	9
Subtotal	1,671	1,749	848	902
Brazilian government – Parent and its controlled entities
Government bonds	59	84	29	38
Banks controlled by the Brazilian Government	(91)	11	(46)	(5)
Petroleum and alcohol account - receivables from the Brazilian Government	−	7	−	3
Brazilian Federal Government	(58)	(127)	(33)	(99)
Pré-Sal Petróleo S.A. – PPSA	(230)	(98)	24	(107)
Others	(127)	(93)	(60)	(83)
Subtotal	(447)	(216)	(86)	(253)
Petros	(9)	(10)	(5)	(5)
Total - Income (Expenses)	1,215	1,523	757	644
Revenues, mainly sales revenues	1,661	1,740	844	899
Purchases and services	−	6	−	3
Income (expenses)	(358)	(201)	(38)	(196)
Foreign exchange and inflation indexation charges, net	(33)	(140)	(18)	(113)
Finance income (expenses), net	(55)	118	(31)	51
Total - Income (Expenses)	1,215	1,523	757	644

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 13.

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
27.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

					Parent Company
		Jan-Jun/2025			Jan-Jun/2024
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	1.4	0.2	1.6	1.5	0.2	1.7
Social security and other employee-related taxes	0.4	−	0.4	0.4	−	0.4
Post-employment benefits (pension plan)	0.2	−	0.2	0.2	−	0.2
Variable compensation	−	−	−	1.3	−	1.3
Benefits due to termination of tenure	0.1	−	0.1	0.1	−	0.1
Total compensation recognized in the statement of income	2.1	0.2	2.3	3.5	0.2	3.7
Total compensation paid (1)	3.7	0.2	3.9	3.8	−	3.8
Monthly average number of members	8.83	11.00	19.83	9.00	11.00	20.00
Monthly average number of paid members	8.83	9.00	17.83	9.00	7.33	16.33
(1) It includes variable compensation for Executive Officers relating to previous periods.

In the six-month period ended June 30, 2025, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 6.5 (US$ 7.2 for the same period of 2024).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 115 thousand for the six-month period ended June 30, 2025 (US$ 136 thousand with tax and social security costs). For the same period of 2024, the total compensation concerning these members was US$ 163 thousand (US$ 194 thousand with tax and social security costs).

On April 16, 2025, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 8.3, R$ 47.57 million, from April 2025 to March 2026 (US$ 8.6, R$ 43.21 million, from April 2024 to March 2025, as approved on April 25, 2024).

28.	Supplemental information on statement of cash flows
	Jan-Jun/2025	Jan-Jun/2024
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	860	905
Transactions not involving cash
Purchase of property, plant and equipment on credit	211	154
Lease	8,155	2,981
Provision for decommissioning costs	6	66
Use of tax credits and judicial deposits for the payment of contingency	114	63
Earnout related to Atapu and Sépia fields	49	105

52

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)
28.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Jun/2025	Jan-Jun/2024
Depreciation and depletion of Property, plant and equipment	8,345	7,639
Amortization of Intangible assets	72	67
Capitalized depreciation	(1,387)	(1,119)
Depreciation of right of use - recovery of PIS/COFINS	(86)	(87)
Depreciation, depletion and amortization in the Statements of Cash Flows	6,944	6,500

29.	Subsequent events

Distribution of remuneration to shareholders

On August 7, 2025, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 1,585 or R$ 8,660 million (US$ 0.1230 per outstanding preferred and common shares, or R$ 0.6719), based on the net income for the three-month period ended June 30, 2025, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends	08.07.2025	08.21.2025	0.0368	474
Interim interest on capital	08.07.2025	08.21.2025	0.0862	1,111
Total anticipated dividends			0.1230	1,585

These dividends and interest on capital will be paid in two equal installments, on November 21, 2025 and December 22, 2025, and will be deducted from the remuneration that will be distributed to shareholders relating to the fiscal year 2025. The amounts will be adjusted by the SELIC rate from the date of payment of each installment until the end of the referred fiscal year, on December 31, 2025.

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of June 30, 2025, the related condensed consolidated statements of income and comprehensive income for the three and six-month periods ended June 30, 2025 and 2024, the related condensed consolidated statements of changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2025 and 2024, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 3, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2024, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

54

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ KPMG Auditores Independentes Ltda.

Rio de Janeiro - RJ

August 7, 2025

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer